Filed Pursuant to Rule 433
Registration No. 333-223208
October 9, 2018
FREE WRITING PROSPECTUS
(To Prospectus dated February 26, 2018 and
Prospectus Supplement dated February 26, 2018)

HSBC USA Inc.
Floating Rate Notes

▸ 3 year Floating Rate Notes due October 18, 2021

▸ Monthly coupon payments at a per annum floating rate equal to the year-over-year change in the CPI plus the Spread of 0.75%, subject to a Coupon Floor of 0% per annum

▸ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Floating Rate Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction.** See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-11 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-6 of this document and page S-1 of the accompanying prospectus supplement.
The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $980 and $990 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-3 and "Risk Factors" beginning on page FWP-6 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security	$1,000.00		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.50% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-11 of this free writing prospectus.

The Notes:		
Are Not FDIC Insured	**Are Not Bank Guaranteed**	**May Lose Value**

HSBC ◆

HSBC USA Inc.

Floating Rate Notes

This free writing prospectus relates to a single offering of the Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with monthly Coupon payments, at a floating rate equal to the year-over-year change in the CPI plus the Spread, subject to the Coupon Floor.

The offering of the Notes will have the terms described in this free writing prospectus and the accompanying prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. The following key terms relate to the offering of the Notes:

Issuer:	HSBC USA Inc.
Issuer Rating:	A (S&P), A2 (Moody's) [†]
Principal Amount:	$1,000 per Note.
Trade Date:	October 15, 2018
Original Issue Date:	October 18, 2018
Maturity Date:	Expected to be October 18, 2021, or if such day is not a Business Day, the next succeeding Business Day.
Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Principal Amount of your Notes plus the final Coupon.
Coupon:	The Coupon will be paid monthly and will accrue at the applicable Interest Rate set forth below. The Coupon payable will be computed on the basis of the actual number of days in the month.
Interest Rate:	For each Coupon Payment Period, a rate equal to the Base Rate plus the Spread, subject to the Coupon Floor. The Interest Rate for any Coupon Payment Period will not be less than the Coupon Floor. The Interest Rate with respect to each Coupon Payment Period will be reset monthly on the applicable Coupon Payment Date.
Coupon Payment Periods:	Monthly; the period beginning on and including the Original Issue Date and ending on but excluding the first Coupon Payment Date, and each successive period beginning on and including a Coupon Payment Date and ending on but excluding the next succeeding Coupon Payment Date.
Maximum Interest Rate/Cap:	None.
Minimum Interest Rate /Coupon Floor:	0% per annum
Spread:	0.75%
Year-over-year change in the CPI (the "Base Rate"):	The quotient, expressed as a percentage, calculated as follows: (CPI Final – CPI Initial)/CPI Initial where, "CPI Final" is the CPI Level published for the third month prior to the month of the relevant Coupon Payment Date, and "CPI Initial" is the CPI Level published for the fifteenth month prior to the month of the relevant Coupon Payment Date. For example, on the December 28, 2018 Coupon Payment Date, the Interest Rate will be based on the change in the CPI Level from September 2016 to September 2017).
Reference Rate:	The CPI, which is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published by the U.S. Bureau of Labor Statistics (the "BLS").

CPI level:	For any month, the CPI Level as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page "CPURNSA <Index>" or any successor page on Bloomberg Professional® service or any successor service, as applicable. If, on any date the CPI Level is to be determined, the CPI Level cannot be determined as described above, the calculation agent will determine the CPI Level in accordance with the procedures set forth under "Unavailability of the CPI Level" below.
Unavailability of the CPI Level:	If by 3:00 p.m. New York City time on the date which is three business days prior to any Coupon Payment Date, the CPI Level is not published as described above for any relevant month, but has otherwise been reported by the BLS, then the calculation agent will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with us, appears to accurately set forth the CPI as reported by the BLS.
	In calculating CPI Final and CPI Initial, the calculation agent will use the most recently available value of the CPI Level determined as described above on the applicable Coupon Payment Date, even if such value has been adjusted from a previously reported value for the relevant month. However, if a value of CPI Final or CPI Initial used by the calculation agent on any Coupon Payment Date to determine the interest rate on the notes is subsequently revised by the BLS, the interest rate determined on such Coupon Payment Date will not be revised, and we will not be required to make any additional payment on the notes. If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.
	If the CPI is discontinued or, if in the opinion of the BLS, as evidenced by a public release, and if concurred in by the calculation agent, the CPI is substantially altered, the calculation agent will determine the year-over-year change in the CPI by reference to the applicable substitute index chosen by the Secretary of the Treasury for the Department of the Treasury's Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997). If none of those securities are outstanding, the calculation agent will determine a substitute index for the Notes in accordance with general market practice at the time.
Coupon Payment Dates:	The 18th calendar day of each month during the term of the Notes, commencing on November 18, 2018, up to and including the Maturity Date, subject to postponement as described in "General — Coupon" below.
Business Day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.
CUSIP/ISIN:	40435F5P8 / US40435F5P89
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.

† A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold the Notes, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The Notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

GENERAL

This free writing prospectus relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with monthly Coupon payments at a rate equal to the Base Rate plus the Spread of 0.75%, subject to a Minimum Interest Rate of 0.00%. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part.

You should read this document together with the prospectus dated February 26, 2018 and the prospectus supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-6 of this free writing prospectus and beginning on page S-1 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

Coupon

The Coupon is paid monthly and accrues at the applicable Interest Rate. The Coupon payable will be computed on the basis of the actual number of days in the month. The Coupon Payment Dates are the 18th calendar day of each month, commencing on November 18, 2018, up to and including the Maturity Date. If any Coupon Payment Date falls on a day that is not a Business Day (including a Coupon Payment Date that is also the Maturity Date), the payment due on such Coupon Payment Date will be postponed to the immediately succeeding Business Day. In no event, however, will any additional interest accrue on the Notes as a result of any such postponement. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Description of Notes – Interest and Principal Payments — Recipients of Interest Payments" on page S-14 in the accompanying prospectus supplement.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the Notes on a day that would otherwise be a "Business Day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next Business Day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You are willing to make an investment that provides a monthly coupon payments at a variable rate equal to the year-over-year change in the CPI plus the Spread, subject to the Coupon Floor.

▶ You believe the year-over-year change in the CPI plus the Spread will generally be positive at an amount sufficient to provide you with a satisfactory return on your investment.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You are unwilling to invest in the Notes that provide monthly coupon payments at a variable rate equal to year-over-year change in the CPI plus the Spread, subject to the Coupon Floor.

▶ You believe the year-over-year change in the CPI plus the Spread will not generally be positive at an amount sufficient to provide you with a satisfactory return on your investment.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

In addition to the following risks, you should review "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement including the explanation of risks relating to the Notes described in the following sections:

- "— Risks Relating to All Note Issuances" in the prospectus supplement.

The Interest Rate for each Monthly Coupon Payment Period Is Uncertain and Could be as low as The Minimum Interest Rate of 0.00% per annum.

You will receive monthly interest on the applicable Coupon Payment Date that accrues at a rate per annum equal to the year-over-year change in the CPI plus the Spread, subject to the Minimum Interest Rate of 0.00% per annum. Following periods of little or no inflation, or periods of deflation, the interest rate will be equal to only the Minimum Interest Rate of 0.00% per annum. We cannot predict the factors that may cause applicable year-over-year change in the CPI to increase or decrease. You should consider, among other things, the overall potential annual interest rate to maturity of the notes as compared to other investment alternatives.

The Notes Are Not Ordinary Debt Securities and the Interest Rate Is Not Fixed and Is Variable.

The Interest Rate is not fixed for any Coupon Payment Period, and will equal the year-over-year change in the CPI plus the Spread, subject to the Coupon Floor, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. We have no control over any fluctuations in the year-over-year change in the CPI.

The Notes Are Subject to the Credit Risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the return of the Principal Amount at maturity and all Coupons, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes Are Not Insured or Guaranteed by Any Governmental Agency of the United States or Any Other Jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the amounts payable on the Notes.

The Notes Lack Liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Tax Treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The estimated initial value of the notes will be calculated by us on the pricing date and will be less than the price to public. The estimated initial value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked Notes, as well as the mid-market value of the embedded derivatives in the notes. This internal funding rate is typically lower than the rate we would use when we

issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you. We will determine the value of the embedded derivatives in the notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date may be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The year-over-year change in the CPI, and therefore the value of the notes, may be volatile and will be affected by a number of factors.

The year-over-year change in the CPI, and therefore the value of the notes is subject to volatility due to a variety of factors, including but not limited to:

- interest and yield rates in the market,

- changes in, or perceptions, about the future level of the CPI,

- general economic conditions,

- policies of the Federal Reserve Board regarding interest rates,

- sentiment regarding underlying strength in the U.S. and global economies,

- central bank policy regarding interest rates,

- performance of capital markets,

- geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect the year-over-year change in the CPI, and

- the time remaining to the maturity of the notes.

The impact of any of the factors set forth above may enhance or offset some or any of the changes resulting from another factor or factors. Increases or decreases in year-over-year change in the CPI could result in the corresponding interest rate decreasing or an interest rate equal to the Minimum Interest Rate of 0.00% per annum and thus in the reduction of the interest payable on the notes.

The Interest Rate on The Notes may not Reflect the Actual Levels of Inflation Affecting Holders of the Notes.

The CPI is just one measure of inflation and may not reflect the actual levels of inflation affecting holders of the notes. Accordingly, an investment in the notes may not fully offset any inflation actually experienced by holders of the notes.

The historical levels of the CPI are not an indication of its future levels.

The historical levels of the CPI are not an indication of its future levels during the term of the Notes. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Holders of the Notes will receive coupon payment amounts that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

The Calculation Agent, which is HSBC or one of its Affiliates, will make determinations with respect to the Notes.

As calculation agent, HSBC or one of its affiliates will determine the year-over-year change in the CPI, and the amount of interest that will be paid on each Coupon Payment Date. Determinations made by HSBC or one of its affiliates in its capacity as calculation agent may adversely affect the payments on the Notes.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Illustrative Examples

The following scenario analysis and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the year-over-year change in the CPI, and we cannot predict the year-over-year change in the CPI on any Coupon Payment Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the CPI. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the interest determination for a $1,000 principal amount of notes, assume that there are 30 days in each monthly period and reflect the Minimum Interest Rate of 0.00% per annum and the Spread of 0.75%.

Hypothetical Year-over-year CPI	Spread	Minimum Interest Rate	Hypothetical interest rate per annum	Hypothetical interest
8.00%	0.75%	0.00%	8.75%	$7.292
7.00%	0.75%	0.00%	7.75%	$6.458
6.00%	0.75%	0.00%	6.75%	$5.625
5.00%	0.75%	0.00%	5.75%	$4.792
4.00%	0.75%	0.00%	4.75%	$3.958
3.00%	0.75%	0.00%	3.75%	$3.125
2.50%	0.75%	0.00%	3.25%	$2.708
2.00%	0.75%	0.00%	2.75%	$2.292
1.50%	0.75%	0.00%	2.25%	$1.875
1.00%	0.75%	0.00%	1.75%	$1.458
0.50%	0.75%	0.00%	1.25%	$1.042
0.00%	0.75%	0.00%	0.75%	$0.625
-0.75%	**0.75%**	**0.00%**	**0.00%**	**$0.000**
-1.00%	0.75%	0.00%	0.00%	$0.000
-2.00%	0.75%	0.00%	0.00%	$0.000

Example 1: On an Coupon Payment Date, the year-over-year change in the CPI is equal to -1.00%. Because the applicable year-over-year change in the CPI of -1.00% plus the Spread is less than the Minimum Interest Rate , the interest rate for such Coupon Payment Date is equal to the Minimum Interest Rate of 0.00% per annum and the coupon payment on the relevant Coupon Payment Date would be $0.00 per $1,000 principal amount of notes calculated as follows:

$$1{,}000 \times (\text{Interest Rate} + \text{Spread}) \times 30/360$$
$$= \$1{,}000 \times 0.00\% \times 30/360$$
$$= \$0.00$$

Example 2: On an Coupon Payment Date, the year-over-year change in the CPI is equal to 3.00%. Because the applicable year-over-year change in the CPI of 3.00% plus the Spread is greater than the Minimum Interest Rate , the interest rate for such Coupon Payment Date is equal to 3.75% per annum and the coupon payment on the relevant Coupon Payment Date would be approximately $3.125 per $1,000 principal amount of notes, calculated as follows:

$$1{,}000 \times (\text{Interest Rate} + \text{Spread}) \times 30/360$$
$$= \$1{,}000 \times 3.75\% \times 30/360$$
$$= \$3.125$$

Information About the Reference Rate

The CPI is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers as published by the BLS. The CPI is a measure of the prices paid by urban consumers in the U.S. for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, drugs, and charges for doctor and dentist services. In calculating the CPI, prices for the various items are averaged together with weights that represent their importance in the spending of urban households in the U.S. The BLS periodically updates the contents of the market basket of goods and services and the weights assigned to the various items to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.000. The base reference period for the CPI is the 1982-1984 average. The CPI for a particular calendar month is published during the following month, and may be found on the website of the BLS. A schedule of the dates for upcoming releases of the CPI may be found at the BLS's website at www.bls.gov/schedule/news_release/cpi.htm. (Information included in that website is not incorporated by reference herein.)

Historical Performance of the CPI

The following graph sets forth the historical performance of the CPI as reported by the BLS for the period from January 2008 to August 2018. We obtained the rates below from the Bloomberg Professional® Service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the interest rate on the notes.



Source: Bloomberg Professional® Service

The following graph sets forth the historical year-over-year change in the CPI as reported by the BLS for the period from January 2008 to August 2018. We obtained the rates below from the Bloomberg Professional® Service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the interest rate on the notes.



Source: Bloomberg Professional® Service

The historical reference rates should not be taken as an indication of future performance, and no assurance can be given as to the reference rate relevant to any Coupon Payment Date. We cannot give you assurance that the notes will provide a satisfactory return on your investment.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.50% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.
In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.
See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. We and each holder of Notes (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) agree to treat the Notes for U.S. federal income tax purposes as indebtedness issued by us that is subject to the special U.S. Treasury Regulations applicable to variable rate debt instruments. Pursuant to the terms of the Notes, and based on certain factual representations received from us, in the opinion of Mayer Brown LLP, our special U.S. tax counsel, it is reasonable to treat the Notes as variable rate debt instruments. We expect the Notes to be issued with no more than de minimis original issue discount. Interest paid on the Notes generally should be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes. You should review the discussion set forth in "U.S. Federal Income Tax Considerations – Tax Treatment of U.S. Holders – U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes – Notes that are VRDIs" in the accompanying prospectus supplement. In general, gain or loss realized on the sale, exchange or other disposition of the Notes will be capital gain or loss. Prospective investors should consult their tax advisors as to the federal, state, local and other tax consequences to them of the purchase, ownership and disposition of Notes.

TABLE OF CONTENTS

Free Writing Prospectus

General FWP-4
Investor Suitability FWP-5
Risk Factors FWP-6
Illustrative Examples FWP-9
Information About the Reference Asset FWP-10
Supplemental Plan of Distribution (Conflicts of Interest) . FWP-11
U.S. Federal Income Tax Considerations FWP-11

Prospectus Supplement

Risk Factors S-1
Pricing Supplement S-10
Description of Notes S-12
Use of Proceeds and Hedging S-36
Certain ERISA Considerations S-37
U.S. Federal Income Tax Considerations S-39
Supplemental Plan of Distribution (Conflicts of Interest) S-61

Prospectus

About this Prospectus 1
Risk Factors 2
Where You Can Find More Information 3
Special Note Regarding Forward-Looking Statements 4
HSBC USA Inc. 7
Use of Proceeds 8
Description of Debt Securities 9
Description of Preferred Stock 20
Description of Warrants 25
Description of Purchase Contracts 30
Description of Units 33
Book-Entry Procedures 36
Limitations on Issuances in Bearer Form 40
U.S. Federal Income Tax Considerations Relating to Debt Securities 41
Plan of Distribution (Conflicts of Interest) 49
Notice to Canadian Investors 52
Notice to EEA Investors 53
Notice to UK Investors 54
UK Financial Promotion 54
Certain ERISA Matters 55
Legal Opinions 57
Experts 58

You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Floating Rate Notes

October 9, 2018

FREE WRITING PROSPECTUS